Form 10-K, Exhibit 13
period 1995-03-31
ELMERS RESTAURANTS INC
filed 1995-06-28
CIK 771214

                                                                     EXHIBIT 13


Selected Financial Data

For the years ended March 31,                        1995            1994            1993             1992             1991
- -----------------------------                   --------------  --------------  --------------  ----------------  --------------
Revenues.......................................    $15,223,087     $14,276,483     $13,961,841       $12,780,372     $11,988,543
Net income.....................................        377,771         159,922          98,737           112,293         145,194
Per share data:  Net income....................           0.21            0.08            0.05              0.06            0.07
Total assets...................................      8,137,008       8,285,506       8,566,826         9,245,393       8,819,356
Long-term notes payable, less
  current portion..............................      3,573,613       3,822,338       4,080,657         4,716,164       4,645,971
Total liabilities..............................      5,180,012       5,507,048       5,807,731         6,539,088       5,996,396
Total shareholders' equity.....................      2,956,996       2,778,458       2,759,095         2,706,305       2,822,960


Management's Discussion and Analysis of Financial Condition and
Results of Operations

Financial Condition

Liquidity and Capital Resources

    The Company's working capital at March 31, 1995 totaled
$180,492, an increase of $74,791 from working capital of $105,701 at March 31, 1994. The increase is primarily due to a reduction in short-term notes payable.

    Principal sources of funds for the Company's operations and its growth in recent years have included long-term and short-term debt financing and cash flow from operations. Funds obtained from debt financing amounted to approximately $518,000, $691,000, and $134,000 for the fiscal years ended March 31, 1995, ("1995"), 1994
("1994") and 1993 ("1993"), respectively. The long-term debt incurred in 1995, 1994 and 1993 was due primarily to the acquisition of equipment and refurbishing of existing restaurants.

    Certain of the Company's loan agreements contain restrictive covenants pertaining to financial ratios, minimum cash flow coverage, dividends and repurchase of common stock; the most restrictive of these covenants requires the Company to maintain a ratio of cash generation (defined as the sum of net income, depreciation and amortization) to current maturities of long-term debt of at least 1.3 to 1.0, and restricts the amount of capital expenditures which the Company may make in any fiscal year.

    Funds provided by operating activities totaled approximately
$1,183,000, $910,000 and $1,151,000 in 1995, 1994, and 1993,
respectively.

    As of March 31, 1995, the Company had approximately $1,269,000 in cash and cash equivalents. The Company believes that cash and cash equivalents on hand at March 31, 1995, together with funds provided from operations, will be sufficient to fund its operations for the ensuing year.

    Capital expenditures of $632,814 for 1995, $782,686 for 1994 and $271,137 for 1993 were primarily for the acquisition of equipment for and improvements to the Company's existing restaurants.

    The Company anticipates that capital expenditures for the fiscal year ending March 31, 1996 will be less than those in 1995 due to the completion of the refurbishing of restaurants.

Results of Operations

Revenues

    Revenues increased $946,604 (6.6%) for 1995 compared to 1994 due primarily to the operations of the Company-owned restaurants.

Revenues increased $314,642 (2.3%) for 1994 compared to 1993 due primarily to the operations of the company-owned restaurants. Revenues from operations were $15,223,087, $14,276,483 and $13,961,841 for 1995, 1994 and 1993, respectively. There were eleven Company-owned restaurants at March 31, 1995.

    Revenues from franchise operations increased $59,701 for 1995, due primarily to the two new franchised restaurants that opened during 1995, and $9,346 for 1994 due primarily to increased sales by franchisees. Franchise operation revenues totaled $605,855, $546,154 and $536,808 for 1995, 1994 and 1993, respectively, after elimination of intercompany transactions (see Note 8 of the Notes to Consolidated Financial Statements).

    During 1995 initial license fees of $25,000 were recorded for a new franchised restaurant in Twin Falls, Idaho that opened in November 1994. During 1994 license fees of $500 were recorded for options for future franchised restaurants by a current franchisee. During 1993 initial license fees of $7,500 were recorded for a new franchised restaurant in Vancouver, Washington that opened in June 1994.

    The low inflation rate over the last three years has not been a significant factor in the Company's operations.

Operating Costs and Expenses

    Cost of restaurant sales increased $593,837 for 1995 compared to 1994 and $189,351 for 1994 compared to 1993 as a result of increased sales. Cost of restaurant sales (and as a percentage of restaurant sales) amounted to $8,960,282 (61.4%), $8,366,445
(60.9%) and $8,177,094 (60.9%) for 1995, 1994 and 1993,
respectively.

    Depreciation and amortization totaled $722,775 for 1995, a decrease of $192,682 from 1994, and $915,457 for 1994, a decrease of $64,198 from 1993, each decrease due primarily to certain assets becoming fully depreciated.

    General and administrative expenses increased $241,594 in 1995 over 1994 and $166,052 in 1994 over 1993, due primarily to the increased cost of managing Company-owned restaurants. General and administrative expenses as a percentage of revenues were 24.6% for 1995, 24.5% for 1994 and 23.9% for 1993. Occupancy costs as a percentage of revenues were 5.9% for 1995, 6.1% for 1994 and 6.3% for 1993.

Income From Operations

    Income from operations for 1995 totaled $893,374, an increase of $277,117 (45.0%) from 1994. The increase was due primarily to the decrease in depreciation and amortization of $192,682 (21.0%) from 1994 and increased revenues from franchise operations and license fees of $84,201(15.4%) from 1994.

    Income from operations for 1994 totaled $616,257, an increase of $24,215 (4.1%) from 1993. The increase for 1994 was due primarily to the decrease in depreciation of certain assets which became fully depreciated, offset in part by increases in the cost of restaurant sales and general and administrative expenses.

Other Income and Expenses

    Interest income for 1995 increased $13,579 compared to 1994, due primarily to the increased interest rates of the certificates of deposit and U.S. Treasury bills held by the Company. Interest income was $49,169, $35,590 and $39,497 for 1995, 1994 and 1993,
respectively.

    Interest expense increased by $20,251 to $380,392 for 1995 due primarily to a 2.5% increase in the interest rates on certain long-term debt which are tied to the prime and other market interest rates. Interest expense decreased $61,161 to $360,141 for 1994 compared to $421,302 for 1993.

Income Taxes

         The tax rate on income for 1995 was 33.2% compared to 47.0% in 1994 and 53.0% in 1993. The decreased rate in 1995 was primarily the result of depreciation differences related to assets with different book and tax bases and the utilization of alternative minimum tax credits.

Market Price and Dividends

    The Company's Common Stock is traded on the Nasdaq SmallCap
System.

High and Low Bid Prices of Common Stock

                                                   Years Ended March 31,
                                              -----------------------------
                                                   1995            1994
                                              --------------  --------------
                                               High    Low     High    Low
                                              ------  ------  ------  ------
1st Quarter.............................      $1-3/4  $1-1/2  $1-1/4  $1-1/8
2nd Quarter.............................       1-3/4   1-3/4   1-1/4   1-1/8
3rd Quarter.............................       2-1/8   1-3/4   1-3/8   1-1/4
4th Quarter.............................       2-1/8   1-5/8   1-5/8   1-1/4

    Prices are as reported by the Nasdaq SmallCap System and reflect inter-dealer prices, without retail markup, markdown, or commissions and may not represent actual transactions. Although the Common Stock is traded on the Nasdaq SmallCap System, there is a relatively low trading volume and, at times, limited or sporadic quotations.

    The Company has not paid cash dividends on its Common Stock.
The Company intends to retain any future earnings to finance growth and does not presently intend to pay dividends to the holders of Common Stock. Additionally, under certain loan agreement covenants, the Company must obtain written approval prior to payment of any dividends.

    As of May 19, 1995, the Company had 356 shareholders of record.

Consolidated Statements of Income

Years ended March 31,                               1995           1994           1993
- ---------------------                           -----------    -----------    -----------
Revenues:
  Restaurant sales............................. $14,592,232    $13,729,829    $13,417,533
  Franchise operations.........................     605,855        546,154        536,808
  Initial license fees.........................      25,000            500          7,500
                                                 ----------     ----------     ----------
                                                 15,223,087     14,276,483     13,961,841
                                                 ----------     ----------     ----------
Costs and expenses:
  Cost of restaurant sales:
     Food and beverage.........................   4,070,030      3,850,384      3,720,158
     Labor and related.........................   4,890,252      4,516,061      4,456,936
  Occupancy costs..............................     902,554        875,816        876,594
  Depreciation and amortization................     722,775        915,457        979,655
  General and administrative expenses..........   3,744,102      3,502,508      3,336,456
                                                 ----------     ----------     ----------
                                                 14,329,713     13,660,226     13,369,799
                                                 ----------     ----------     ----------
     Income from operations....................     893,374        616,257        592,042

Other income (expense):
  Interest income..............................      49,169         35,590         39,497
  Interest expense (Note 5)....................    (380,392)      (360,141)      (421,302)
  Gain on disposition of assets................       3,620         10,216
                                                 ----------     ----------     ----------
    Income before provision for income taxes...     565,771        301,922        210,237

Provision for income taxes (Note 4)............    (188,000)      (142,000)      (111,500)
                                                 ----------     ----------     ----------
    Net income................................. $   377,771    $   159,922    $    98,737
                                                 ==========     ==========     ==========
Per share data:
  Net income................................... $      0.21    $      0.08    $      0.05
                                                 ==========     ==========     ==========
Weighted average number of shares
  outstanding..................................   1,781,892      1,895,319      1,967,658
                                                 ==========     ==========     ==========

The accompanying notes are an integral part of the consolidated financial statements.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders
Elmer's Restaurants, Inc.

    We have audited the accompanying consolidated balance sheets of Elmer's Restaurants, Inc. and Subsidiaries as of March 31, 1995 and 1994, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended March 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Elmer's Restaurants, Inc. and Subsidiaries as of March 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 1995 in conformity with generally accepted accounting principles.

COOPERS & LYBRAND L.L.P.

Portland, Oregon
May 2, 1995

Consolidated Balance Sheets

March 31,                                                     1995         1994
- ---------                                                  ----------   ----------
ASSETS
Current assets:
  Cash and cash equivalents (Notes 5)....................  $1,269,267   $1,314,090
  Accounts receivable, less allowance for
    doubtful accounts of $5,000 in 1995
    and 1994.............................................     108,401      113,728
  Inventories............................................     212,037      175,301
  Prepaid expenses.......................................     113,686      128,792
                                                            ---------    ---------
    Total current assets.................................   1,703,391    1,731,911

Property, buildings and equipment, net (Notes 2 and 5)...   5,101,679    5,080,545
Intangible assets, net (Notes 3 and 5)...................   1,269,332    1,380,427
Other assets.............................................      62,606       92,623
                                                            ---------    ---------
    Total assets.........................................  $8,137,008   $8,285,506
                                                            =========    =========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Notes payable - current portion (Note 5)...............  $  696,355   $  846,638
  Accounts payable.......................................     593,779      608,004
  Accrued payroll and related taxes......................     144,103      116,463
  Accrued expenses.......................................      68,087       55,105
  Accrued income taxes (Note 4)..........................      20,575
                                                            ---------    ---------
    Total current liabilities............................   1,522,899    1,626,210
Notes payable - long-term portion (Note 5)...............   3,573,613    3,822,338
Deferred income taxes (Note 4)...........................      83,500       58,500
                                                            ---------    ---------
    Total liabilities....................................   5,180,012    5,507,048
                                                            ---------    ---------
Commitments (Notes 6 and 9)

Shareholders' equity (Note 7):
  Preferred stock, no par value; 500,000 shares
    authorized; none issued
  Common stock, no par value; 10,000,000 shares
    authorized; 1,727,445 shares in 1995 and 1,847,218
    shares in 1994 issued and outstanding................   1,866,676    1,996,031
  Retained earnings......................................   1,090,320      782,427
                                                            ---------    ---------
    Total shareholders' equity...........................   2,956,996    2,778,458
                                                            ---------    ---------
    Total liabilities and shareholders' equity...........  $8,137,008   $8,285,506
                                                            =========    =========

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows
Years ended March 31,                                       1995         1994         1993
- ---------------------                                    ----------   ----------   ----------
Cash flows from operating activities:
  Net income...........................................  $  377,771   $  159,922   $   98,737
  Adjustments to reconcile net income to net cash
      provided by operating activities:
    Depreciation.......................................     611,680      805,026      864,925
    Amortization.......................................     111,095      110,431      114,730
    Deferred income taxes..............................      25,000                   (11,500)
    Gain on disposition of assets......................      (3,620)     (10,216)
    Changes in assets and liabilities:
      Accounts receivable..............................       5,327       (2,795)      (3,801)
      Inventories......................................     (36,736)       5,767        7,160
      Prepaid expenses.................................      15,106       15,269       14,017
      Other assets.....................................      30,017      (31,820)      21,778
      Accounts payable and accrued expenses............      26,397      (98,396)       2,154
      Accrued income taxes.............................      20,575      (43,201)      43,201
                                                          ---------    ---------    ---------
        Net cash provided by operating activities......   1,182,612      909,987    1,151,401

Cash flows from investing activities:
  Additions to property, buildings and equipment.......    (632,814)    (754,578)    (258,997)
  Proceeds from sale of assets.........................       3,620       37,431
  Additions to intangible assets.......................                     (530)     (12,140)
        Net cash used in investing activities..........    (629,194)    (717,677)    (271,137)
                                                          ---------    ---------    ---------
Cash flows from financing activities:
  Net change in other non-current assets...............                   (4,900)      (1,150)
  Proceeds from notes payable..........................     517,950      663,723      134,000
  Payments on notes payable............................    (916,958)    (850,387)    (899,212)
  Repurchase of common stock...........................    (199,233)    (140,559)     (45,947)
                                                          ---------    ---------    ---------
     Net cash used in financing activities.............    (598,241)    (332,123)    (812,309)
                                                          ---------    ---------    ---------
     Net increase (decrease) in cash and
       cash equivalents................................     (44,823)    (139,813)      67,955
Cash and cash equivalents, beginning of year...........   1,314,090    1,453,903    1,385,948
                                                          ---------    ---------    ---------
Cash and cash equivalents, end of year.................  $1,269,267   $1,314,090   $1,453,903
                                                          =========    =========    =========
Supplemental schedule of noncash investing and
    financing activities:

  The Company purchased the following in exchange for
      assumption of certain liabilities:
    Property, buildings and equipment, net of
      cash paid........................................  $       --   $   27,578   $       --
                                                          =========    =========    =========
Supplemental disclosures of cash flow information:
  Cash paid for:
    Interest...........................................  $  390,127   $  350,406   $  421,302
                                                          =========    =========    =========
    Income taxes ......................................  $  134,596   $  188,295   $   69,567
                                                          =========    =========    =========

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity
                                                               Common Stock
                                                         ------------------------       Retained
                                                           Shares         Amount        Earnings
                                                         ---------     ----------     ----------
Balance March 31, 1992................................   1,981,580     $2,140,342     $  565,963
Repurchase and retirement of common stock.............     (38,182)       (40,436)        (5,511)
Net income............................................                                    98,737
                                                         ---------     ----------     ----------
Balance March 31, 1993................................   1,943,398      2,099,906        659,189
Repurchase and retirement of common stock.............     (96,180)      (103,875)       (36,684)
Net income............................................                                   159,922
                                                         ---------     ----------     ----------
Balance March 31, 1994................................   1,847,218      1,996,031        782,427
Repurchase and retirement of common stock.............    (119,773)      (129,355)       (69,878)
Net income............................................                                   377,771
                                                         ---------     ----------     ----------
Balance March 31, 1995................................   1,727,445     $1,866,676     $1,090,320
                                                         =========     ==========     ==========

The accompanying notes are an integral part of the consolidated financial statements.


Notes to Consolidated Financial Statements

1.  The Company and Summary of Significant Accounting Policies:

The Company

    Elmer's Restaurants, Inc. (the Company), an Oregon corporation, owns and operates eleven Elmer's Pancake & Steak House restaurants and sells franchises that give franchisees the right to operate under the name Elmer's Pancake & Steak House for a specific restaurant or region. Franchises and Company owned stores are located throughout the western United States.

    The consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany accounts and transactions have been eliminated.

Cash and Cash Equivalents

    The Company considers all short-term, highly-liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Inventories

    Inventories of food, beverages and restaurant supplies are stated at the lower of first-in, first-out cost or market.

Property, Buildings and Equipment

    Property, buildings and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Lives used for calculating depreciation and amortization rates for the principal asset classifications are as follows: buildings - 35 years; automobiles, furniture, fixtures and equipment - 3-7 years; leasehold improvements - life of lease or applicable shorter period. Maintenance and repairs are expensed as incurred; renewals and improvements are capitalized. Upon disposal of assets subject to depreciation, the related costs and accumulated depreciation are removed and resulting gains and losses are reflected in the consolidated statements of income.

Intangible Assets

    The cost over fair value of net tangible assets of acquired companies (goodwill) is amortized on a straight-line basis over periods not exceeding 25 years. The Company periodically reviews goodwill to assess recoverability, and impairments would be recognized in operating results if a permanent decline in value were to occur.

    Other intangible assets are stated at cost and amortized using the straight-line method over the shorter of the actual life or the period estimated to be benefited of 3-40 years.

Franchise Operations

     Initial license fees from individual and area franchise sales are recognized as revenue when substantially all of the terms and conditions of the franchise agreement are met. The Company has sold area franchises to several restaurant operators in various western states. The terms of the agreements entered into with each franchisee protect the territory for the operator and provide standard building blueprints, recipes, formulas and methods of food preparation. The term of the franchise is twenty-five years. Continuing franchise fees (based on a percentage of sales) are recognized as income when earned.

Income Taxes

    The Company files consolidated income tax returns with its subsidiaries. Deferred income taxes have been recorded for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Income tax expense is the tax payable for the year and the change during the year in deferred tax assets and liabilities. Investment tax credits are accounted for using the flow-through method, whereby the credits are reflected as a reduction of federal income tax expense in the year in which the credit is recognized for tax purposes.

Net Income Per Share

    Net income per share is computed on the basis of the weighted average number of shares of common stock outstanding during the respective periods. The dilutive effect of common stock equivalents is not significant.

Concentration of Credit Risk

    The Company invests its excess cash in interest bearing deposits with major banks and in U.S. Treasury securities. These investments generally mature within 90 days and are therefore subject to minimal risk. Management routinely reviews these investments in order to limit the amount of credit exposure to any one financial institution.


2.  Property, Buildings and Equipment:

                                                                March 31,
                                                         ------------------------
                                                            1995          1994
                                                         ----------    ----------
    Land..............................................  $ 1,258,439   $ 1,258,439
    Buildings.........................................    2,377,270     2,355,370
    Furniture, fixtures and equipment.................    5,899,577     5,486,409
    Automobiles.......................................       57,028        55,828
    Leasehold improvements............................    1,046,522       872,884
                                                         ----------    ----------
                                                         10,638,836    10,028,930
    Less accumulated depreciation and
      amortization....................................   (5,537,157)   (4,948,385)
                                                         ----------    ----------
                                                        $ 5,101,679   $ 5,080,545
                                                         ==========    ==========


3.  Intangible Assets:

    Intangible assets, net of accumulated amortization of $949,815 at March 31, 1995 and $838,720 at March 31, 1994, are comprised of:

                                                                         March 31,
                                                                 ------------------------
                                                                    1995          1994
                                                                 ----------    ----------
    Trademark and franchise registrations and agreements........ $  779,970    $  829,806
    Cost over fair value of net tangible assets acquired........    417,488       452,479
    Covenant not to compete.....................................     26,667        46,667
    Other.......................................................     45,207        51,475
                                                                  ---------     ----------
                                                                 $1,269,332    $1,380,427
                                                                  ---------     ---------


4.  Income Taxes:

    The Company's provision for income taxes has been computed in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), Accounting for Income Taxes, and is comprised of the following:

                                                             Years ended March 31,
                                                        --------------------------------
                                                          1995        1994        1993
                                                        --------    --------    --------
    Currently payable:
      Federal.........................................  $127,000    $116,000    $103,000
      State...........................................    36,000      26,000      20,000
                                                         -------     -------     -------
                                                         163,000     142,000     123,000
    Deferred income taxes - primarily
      utilization of alternative minimum
      tax credit carryforwards and timing
      differences in reporting
      depreciation and amortization...................    25,000                 (11,500)
                                                         -------     -------     -------
                                                        $188,000    $142,000    $111,500
                                                         =======     =======     =======

    SFAS 109 requires the recognition of deferred tax assets and liabilities for both the expected future tax impact of differences between the financial statement and tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax loss and tax credit carryforwards. SFAS 109 additionally requires the establishment of a valuation allowance, when necessary, to reflect the likelihood of realization of deferred tax assets. No valuation allowance was deemed necessary as a result of management's evaluation of the likelihood that all of the deferred tax assets will be realized. The Company has recorded a net deferred tax liability of $83,500 and $58,500 at March 31, 1995 and 1994, respectively, which is comprised of the following:

                                                         March 31,
                                                   ----------------------
                                                      1995        1994
                                                   ----------  ----------
Excess of financial statement fixed
   assets over tax basis.........................  $(217,000)  $(218,000)
Federal alternative minimum tax credit
   carryforwards.................................    133,500     159,500
                                                     -------     -------
                                                   $ (83,500)  $ (58,500)


     Income taxes are provided at a rate different from the expected federal tax rate on income before income taxes for the following reasons:

                                                              Years ended March 31,
                                                        ------------------------------
                                                          1995       1994       1993
                                                        --------   --------   --------
Expected tax........................................... $192,000   $103,000   $ 72,000
Federal graduated rates................................              (2,000)    (4,500)
Amortization not deductible for income taxes...........   12,000     12,000     12,000
Depreciation of assets with different tax
   and book bases......................................  (13,000)    16,000     18,000
State taxes, net of federal tax benefits...............   24,000     17,000     14,000
Alternative minimum tax credits utilized...............  (26,000)
Other..................................................   (1,000)    (4,000)
                                                         -------    -------    -------
                                                        $188,000   $142,000   $111,500
                                                         =======    =======    =======

5.  Notes Payable:
                                                                March 31,
                                                         -----------------------
                                                            1995         1994
                                                         ----------   ----------
Notes payable to financial institutions,
    collateralized by all assets excluding real
    estate, due at various dates through June
    2000, monthly principal installments total
    approximately $57,000 plus interest at rates
    as follows:
  Prime rate plus 1% - 1.25% (prime was 9% at
    March 31, 1995)....................................  $2,141,854   $2,417,221
  7%-10%...............................................       5,353       24,818

Notes payable to financial institutions,
    collateralized by real estate, due at various
    dates through October 1998, monthly
    installments total $15,695 including interest
    at rates as follows:
  FHLB 11th district rate plus 2.75% (applicable
    district rates were 4.367% and 4.187% at
    March 31, 1995)....................................   1,442,193    1,472,719
  Average 2 year U.S. Treasury note rate plus
    1.75% and 2% (applicable treasury note rates
    were 6.95% and 5.49% at March 31, 1995)............     538,975      552,878

Notes payable to others, collateralized by
    equipment and the stock of a subsidiary, due
    at various dates through August 2001, interest
    from 6% to 10%.....................................      41,593      201,340
                                                          ---------    ---------
                                                          4,269,968    4,668,976
Less current portion...................................    (696,355)    (846,638)
                                                          ---------    ---------
Long-term portion......................................  $3,573,613   $3,822,338
                                                          =========    =========

    During April 1995, the Company refinanced a term loan with a financial institution totaling $1,209,778 which was due to mature in June 1995. Under the terms of the refinancing agreement, the loan is to be repaid over a five year period ending in June 2000.

    Notes payable totaling $9,906 to certain individuals have been subordinated to certain debt held by a financial institution at March 31, 1995.

    Certain notes payable contain restrictive covenants pertaining to capital expenditures, financial ratios, minimum cash flow coverage, dividends and repurchase of Company common stock. The most restrictive covenants require the Company to maintain a ratio of cash generation (defined as the sum of net income, depreciation and amortization) to current maturities of long-term debt of at least 1.3 to 1.0 and restrict the amount of capital expenditures which the Company may make in any one fiscal year. As of March 31, 1995, the Company was not in compliance with the covenant with a financial institution limiting the amount of capital expenditures relating to notes payable totaling approximately $1,663,038. Compliance with this covenant has been waived by the financial institution.

    Future maturities of notes payable (considering the refinancing of certain long-term debt in April 1995) for years ending March 31 are as follows:

1996 .................................................. $  696,355
1997 ..................................................  1,161,292
1998 ..................................................  1,103,433
1999 ..................................................    755,401
2000...................................................    220,122
Thereafter.............................................    333,365
                                                         ---------
                                                        $4,269,968
                                                         =========

All interest costs incurred have been expensed.


6.  Leases:

    Minimum fiscal year rental commitments for the years ending
March 31 under operating leases with noncancelable terms of more than one year, are as follows:

1996 .................................................. $  492,518
1997 ..................................................    481,306
1998 ..................................................    434,435
1999 ..................................................    317,922
2000...................................................    317,922
Thereafter.............................................  1,718,839
                                                         ---------
                                                        $3,762,942
                                                         =========

    The leases generally provide for additional rentals based upon specific percentages of sales and require the Company to pay certain other costs. Rental expense on operating leases amounted to $625,156 (including $133,438 of additional rentals) for the year ended March 31, 1995, $592,341 (including $96,865 of additional rentals) for the year ended March 31, 1994, and $571,664 (including $84,650 of additional rentals) for the year ended March 31, 1993.

    Total lease payments were $32,836 for the year ended March 31, 1995 and $32,436 for the years ended March 31, 1994 and 1993 for the lease of the corporate offices from a director of the Company.

7.  Shareholders' Equity:

    On November 30, 1988 the Company granted warrants to purchase 15,000 shares of Company common stock at $1.13 per share to a Company director as consideration for services. The warrants expire June 30, 1995.

    Common stock warrants to purchase 15,000 shares of Company common stock at $1.20 per share were authorized and issued to three individuals on July 1, 1988 as consideration for services to the Company as directors. These warrants expire June 30, 1995.

    As of March 31, 1995, no warrants had been exercised.

8.  Restaurant and Franchise Operations:

    Summary results of operations and other selected financial information from restaurant operations and franchise operations are presented after elimination of intercompany transactions:

                                                                 Years Ended March 31,
                                                      -----------------------------------------
                                                         1995           1994           1993
                                                      -----------    -----------    -----------
Revenues:
   Restaurant operations...........................   $14,592,232    $13,729,829    $13,417,533
   Franchise operations............................     1,297,546      1,184,817      1,174,892
   Intercompany eliminations.......................      (666,691)      (638,163)      (630,584)
                                                       ----------     ----------     ----------
   Consolidated                                       $15,223,087    $14,276,483    $13,961,841
                                                       ==========     ==========     ==========
Income from Operations:
   Restaurant operations...........................   $   519,999    $   281,144    $   286,735
   Franchise operations............................       373,375        335,113        305,307
                                                       ----------     ----------     ----------
   Consolidated....................................   $   893,374    $   616,257    $   592,042
                                                       ==========     ==========     ==========
Capital and Intangible Expenditures:
   Restaurant operations...........................   $   625,677    $   733,264    $   249,242
   Franchise operations............................         7,137         49,422         21,895
                                                       ----------     ----------     ----------
   Consolidated....................................   $   632,814    $   782,686    $   271,137
                                                       ==========     ==========     ==========
Depreciation and Amortization:
   Restaurant operations...........................   $   648,115    $   836,249    $   887,732
   Franchise operations............................        74,660         79,208         91,923
                                                       ----------     ----------     ----------
   Consolidated....................................   $   722,775    $   915,457    $   979,655
                                                       ==========     ==========     ==========

                                                               March 31,
                                                      --------------------------
                                                         1995           1994
                                                      -----------    -----------
Assets:
  Restaurant operations............................   $ 7,149,621    $ 7,243,251
  Franchise operations.............................       987,387      1,042,255
                                                       ----------     ----------
  Consolidated.....................................   $ 8,137,008    $ 8,285,506
                                                       ==========     ==========


    The number of Company owned stores and operating franchises at March 31 is as follows:

                                                        1995     1994     1993
                                                        ----     ----     ----
Company owned stores...................................  11       11       11
Operating franchises...................................  18       16       16

10.  Commitments:

     The Company has employment agreements with its Chief Executive Officer and the founders of the original Elmer's Pancake & Steak House. The agreements provide the following minimum compensation commitments: Chief Executive Officer - $120,000 per year expiring May 1999; Founders - $15,000 per year for life.

     The Company has authorized incentive compensation for the Company's Chief Executive Officer equal to 10 percent of the Company's annual earnings (before income taxes and the incentive payment) in excess of $200,000 for each fiscal year commencing with the year ended March 31, 1989. Incentive compensation expense for the years ended March 31, 1995, 1994 and 1993 was $40,641, $11,325 and $1,138, respectively.